
Mail Stop 3720

April 22, 2009

Mr. Bernard L. Han
Executive Vice President and Chief Financial Officer
DISH DBS Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

      RE: DISH DBS Corporation
             Form 10-K for the fiscal year ended December 31, 2008
             Filed March 16, 2009, as amended March 31, 2009
             File No. 333-31929

Dear Mr. Han:

      We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Please discuss how the following items may impact current and future results:

- changes in credit lines;
- credit availability;
- parties with which you have credit lines;
- whether existing credit lines have matured or been called;
- whether backup credit lines remain available;

- the ability to raise capital in a realistic evaluation of your current financial situation, and debt covenants; and,
- license impairments.

Please provide us with your proposed disclosures.

2. Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009. Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

- Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determines that it is not reasonably likely to occur, no disclosure is required; and,

- If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless you determine that a material effect on the registrant's financial condition or results of operations is not reasonably likely to occur. Please note that "reasonably likely" is a lower threshold than "more likely than not" but a higher threshold than "remote." The concept of "reasonably likely" is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your quantified schedule and discussion:

- The loss of 102,000 net subscribers in 2008;
- The loss of the ATT arrangement;
- The spin-off of assets to Echostar and the higher fees you will pay to access assets or receive certain services;
- The impact of changes in customer services and plans, including incentives;
- Further reductions in your traditional satellite business as other avenues for similar services become available from different providers;
- The cost of implementing the new services as well as other critical strategic moves;
- Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
- If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and

- To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

Please provide us with your proposed disclosures.

Executive Summary

Overview, page 21

3.   Please address the concern that you raise in the last paragraph of page 22 regarding having less flexibility to invest in your business, pursue strategic investments, prepay debt or buy back your own stock. Please discuss your realistic plan to ameliorate this limitation. Please provide us with your proposed disclosures.

Explanation of Key Metrics and Other Items, page 42

DISH Network subscribers, page 24

4.   Show the actual subscribers and not your estimation of the number of subscribers represented by commercial accounts. You may show your estimations as separate calculations that are clearly labeled as supplementary data.

Result of Operations, page 26

5.   Your discussion regarding results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. You should address the underlying reasons for changes in the price versus volume mix. For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in price, the discussion in MD&A should not stop once it identifies the price and volume components. In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed rather than simply enumerated. The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. Furthermore, MD&A should fully explain the results of operations. For example, MD&A should not merely use the Spin-Off for a blanket cause of a change but rather its impact should be quantified to the extent possible, and any increase or decrease in the underlying revenues of the pre-existing business should then be addressed. Please provide us with your proposed disclosures.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-9

6.   We note the reclassification that was made for variable rate demand notes. Please tell us why you have not restated your financial statements to reflect this correction of an error.

4. Marketable Investment Securities, Restricted Cash and Other Investment Securities

Marketable Investment Securities

Current Marketable Investment Securities--VRDNs, page F-16

7.   Show us how the can be liquidated on the same day or on a five business day settlement basis in the current economic environment. Provide us with more detail as to the names of the borrowers.

Marketable Investment Securities in a Loss Position, page F-17

8.   Given your current financial condition, please show us how you have the ability to hold these until maturity.

5. Inventories, page F-19

9.   We note the $426,671 balance in inventory at December 31, 2008. Tell us how many months you have on hand and how this inventory relates to your plans to implement new products and services in the near future.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Larry Spirgel
Assistant Director